Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of OKYO Pharma Limited

We hereby consent to the incorporation by reference within the Form 20-F (to be filed on or about August 13, 2024) of our report dated August 15, 2022 with respect to the consolidated balance sheet for the year ended March 31, 2022 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the period ended March 31, 2022, and the related notes, for OKYO Pharma Limited and its subsidiary (the Group), which report appears in the March 31, 2024 Annual Report on Form 20-F.

/S/ Forvis Mazars LLP

London, England

August 13, 2024